The share exchange described in this press release involves securities of a foreign company. This share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this press release has been prepared in accordance with generally accepted Japanese accounting standards and may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and some or all of its officers are residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than pursuant to the merger agreement, such as in open market or privately negotiated purchases.

February 13, 2013
To All:

Name of Company:	Murata Manufacturing Co., Ltd.
Name of Representative:	Tsuneo Murata, President and Representative Director
(Code Number: 6981, First Section, Tokyo Stock Exchange; First Section, Osaka Stock Exchange)
Contact Person:	Yoshihiro Nomura, Public Relations Manager
(Tel: +81-75-955-6786)

Name of Company:	Tokyo Denpa Co., Ltd.
Name of Representative:	Kazunori Hashiguchi, President and Representative Director
(Code Number: 6900, First Section, Tokyo Stock Exchange)
Contact Person:	Kiyoaki Tanida, Corporate Officer
(Tel: +81-3-5493-4711)

Notice Regarding Execution of Share Exchange Agreement to Make Tokyo Denpa Co., Ltd. a Wholly-owned Subsidiary of Murata Manufacturing Co., Ltd.

Murata Manufacturing Co., Ltd. (“Murata”) and Tokyo Denpa Co., Ltd. (“TEW”) entered into a share exchange agreement (the “Share Exchange Agreement) today, after the boards of directors of Murata and TEW each passed resolutions approving a share exchange through which TEW will become a wholly-owned subsidiary of Murata and Murata will become the parent company owning 100% of the shares of TEW (the “Share Exchange”).
With respect to Murata, subject to the receipt of approvals required under applicable laws and regulations, the Share Exchange will be implemented in accordance with the short-form merger rules under Article 796(3) of the Companies Act.  The approval of Murata’s shareholders will not be required. With respect to TEW, the Share Exchange will be carried out subject to approval of its shareholders at its annual general meeting of shareholders scheduled to be held on June 26, 2013.
Prior to the effective date of the Share Exchange (expected to be August 1, 2013), TEW plans to delist its common shares that are currently listed on the First Section of the Tokyo Stock Exchange, Inc. (“TSE”) on July 29, 2013 (the last trading day is expected to be July 26, 2013).

1.	Purpose of Making TEW a Wholly-owned Subsidiary Through the Share Exchange

Murata was founded by Akira Murata in Nakagyo-ku, Kyoto in 1944 and was reorganized into a stock corporation in 1950. Currently, the Murata Group is comprised of 77 consolidated subsidiaries and 5 equity method affiliates. Under the slogan “Innovator in Electronics®,” Murata has contributed to the growth of the highly-advanced information age through the development, manufacture and sale of original electronic components accommodating the varying needs of the time.
Murata currently views the high growth portable device market (including smartphones and tablet computers) as its core market, and is developing, producing and globally selling high-performance and high value-added components, including monolithic ceramic capacitors and wireless modules built on its materials, module and manufacturing technologies. In addition, Murata manufactures and sells products in emerging markets and is expanding into new  markets such as the automotive, environment/energy and healthcare markets, and is building a firm footing in markets with growing demand and in businesses with high barriers to entry.
With respect to product lineup, Murata introduced an expansion strategy (nijimidashi) aimed at partnering with companies that possess the technology and track record demanded in the world’s leading markets, and incorporating core technologies from neighboring markets. Murata continues to create demand by providing new solutions to customers’ need for continuous technical innovation, including ultra-compact, energy efficient and high-speed products.

TEW traces its origins to Tokyo Denpa Laboratory, founded in 1934, which was reorganized into Toha Kogyo Kabushiki Kaisha and changed its name to TEW in 1949. Since 1949, TEW has been in the business of the manufacture and sale of crystal devices, which includes crystal oscillators and crystal units, as well as electronic devices, which is built on the core technology of high-frequency circuit design and includes radio equipment and measuring equipment.
Crystal devices are a key technology component in the telecommunications and information technology fields, and TEW has been providing high value-added products in many fields including the automotive, OA equipment, digital home appliances and industrial wireless equipment fields, based on its high quality and high purity synthetic quartz production technology, high bandwidth crystal processing/assembly technology and precision temperature compensation/monitoring technology expertise which it has developed over the years. Particularly in the high-growth portable device market (including smartphones and tablet computers), TEW continues to provide high value-added products which meet customer needs by actively pursuing the development of pioneering ultra-compact and high-precision products.

Murata and TEW have maintained a mutually satisfying long-term alliance, including the incorporation of products developed and manufactured by TEW into Murata products as key components. The two companies entered into a capital and business alliance agreement in connection with the crystal device business in August 2009, and in May 2011, signed a comprehensive cooperation agreement, and have since cooperated in sales as well as the joint development of HCR®, a high-precision and low cost product.
The portable device market, which both companies consider a core market, has grown into a mega market with sales in excess of 1 billion units per year, with demand expected to continue to grow particularly in overseas markets, driven by factors such as the shift to high-performance devices and the growth in demand in emerging markets. However, given the backdrop of fierce development and price competition among the portable device manufacturers, who are the end-clients of Murata and TEW, technological innovation and new model launches occur rapidly, and variances in supply and demand for different manufacturers and models is trending upwards. In addition, although TEW sells its products globally through its sales office in North America and distributors around the world, its global reach is yet to be fully realized. In order to succeed under such market conditions, the core technologies of both Murata and TEW must be leveraged, and product development and output capacities must be expanded and tailored to meet the global market’s needs.

Murata and TEW, its equity method affiliate, have maintained a cooperative relationship thus far. However, in order to weather today’s challenging economic environment, TEW must work as one and share information with Murata to secure a sufficient and flexible production capacity. TEW must also secure the necessary human and financial capital, promote vertical integration with Murata’s overseas sales channels and continue to conduct state-of-the-art research and development. Therefore, it was determined that making TEW a wholly-owned subsidiary of Murata would be optimal for building the necessary business structure that would fully leverage Murata and TEW’s combined resources, including development, manufacturing, sales, marketing and management, and speed up management decision-making.

As a result of the Share Exchange, Murata will be able to enhance its product lineup by acquiring the crystal device products (a key component in electronic parts) and technology of TEW. TEW will benefit from a corporate structure that can provide strong support for the development, manufacture and sale of crystal devices, and will greatly contribute to enhancing the corporate value of the two companies through business synergies. The expected synergies include the following:

①
Increasing the production capacity of crystal and other products to respond to rapidly increasing demand. Fully implementing Murata’s manufacturing expertise, supply chain management capabilities and marketing techniques at TEW to strengthen its ability to meet supply and demand and, in turn, maximize earnings.

②
Utilizing Murata’s sales channels to the fullest extent in order to market and sell TEW’s products globally. Leveraging wide ranging product lineup to develop new clients and further expand Murata and TEW’s marketing and sales.

③
Creating high performance and high value-added electronic components by strengthening the structure for the planning and development of TEW’s products vis-a-vis leading global customers and jointly developing pioneering products that meet customer needs.

2.	Overview of the Share Exchange

(1)	Share Exchange Schedule

Resolution by the boards of directors of Murata and TEW for the signing of the Share Exchange Agreement	February 13, 2013
Record date for annual general meeting of shareholders (TEW)	March 31, 2013
Annual general meeting of shareholders (TEW)	June 26, 2013 (Expected)
Last trading day (TEW)	July 26, 2013 (Expected)
Delisting date (TEW)	July 29, 2013 (Expected)
Expected date of the Share Exchange (Effective Date)	August 1, 2013 (Expected)

(Note 1)
Murata plans to implement the Share Exchange in accordance with the short-form merger rules under Article 796(3) of the Companies Act, without obtaining approval at a general meeting of Murata’s shareholders.

(Note 2)	The above schedule is subject to change upon the mutual consent of Murata and TEW.

(2)	Share Exchange Method

Following the Share Exchange, Murata will become the parent company owning 100% of the shares of TEW and TEW will become a wholly-owned subsidiary of Murata. Murata plans to implement the Share Exchange in accordance with the short-form merger rules under Article 796(3) of the Companies Act, without obtaining approval at a general meeting of Murata’s shareholders. TEW plans to implement the share exchange subject to obtaining approval at its annual general meeting of shareholders scheduled to be held on June 26, 2013.

(3)	Share Exchange Ratio

Company	Murata (100% Parent Company)	TEW (Wholly-owned Subsidiary)
Share Exchange Ratio	1	0.10
Number of shares to be delivered in the Share Exchange	Murata common stock: 639,285 shares (Expected)

(Note 1) Share Exchange Ratio
TEW shareholders will receive 0.10 shares of Murata common stock for each share of TEW common stock exchanged under the Share Exchange. However, the 3,000,000 shares of TEW common stock held by Murata (as of February 13, 2013) will not be exchanged for shares of Murata common stock in connection with the Share Exchange.
(Note 2) Number of shares to be delivered in the Share Exchange
Murata will deliver 639,285 shares of its common stock to TEW shareholders (excluding Murata) who are holders of record immediately prior to Murata’s acquisition of all of TEW’s issued and outstanding (excluding the shares of TEW common stock held by Murata) shares (the “Record Date”). The Murata shares delivered in the Share Exchange will be treasury stock (14,187,796 shares as of December 31, 2012) and Murata does not expect to issue new shares in connection with the Share Exchange. TEW plans to retire, as of the Record Date, all of its treasury stock (including shares repurchased from TEW’s dissenting shareholders) that it owns as of the Record Date, pursuant to a resolution by a meeting of its board of directors to be held by the day before the Record Date.
The number of shares to be delivered in the Share Exchange may be adjusted for reasons including TEW’s repurchase or cancelation of its treasury stock.
(Note 3) Treatment of shares less than one unit
The Share Exchange is expected to result in a significant number of TEW shareholders who are holders of less than one unit (i.e. less than 100 shares) of Murata common stock. TEW shareholders who hold fewer than 1,000 TEW shares are expected to receive less than one unit of Murata common stock, and therefore will not be able to sell such stock on the securities exchanges. TEW shareholders who receive less than one unit of Murata common stock may take part in the following programs.
① Repurchase program for shares less than one unit (sale of shares less than 100 shares)
In accordance with Article 192(1) of the Companies Act, Murata shareholders who are holders of less than one unit may have their shares repurchased by Murata.
② Program for the purchase of additional shares of less than one unit (purchase of extra shares to total 100 shares)
In accordance with Article 194(1) of the Companies Act and pursuant to Murata’s Articles of Incorporation, Murata shareholders holding shares of less than one unit may purchase additional shares from Murata in a quantity that, when taken together with the shares of less than one unit, equals one unit (i.e. 100 shares).
Currently, Murata has not adopted a program allowing for the purchase of additional shares. However, because it is expected that approximately 70% of TEW shareholders (based on TEW’s shareholder register as of December 31, 2012; actual percentage as of this announcement may differ) will only receive Murata shares of less than one unit as a result of the Share Exchange, Murata plans to establish such a program, conditional upon the approval of a proposed amendment to Murata’s Articles of Incorporation at its annual general meeting of shareholders scheduled to be held in late June 2013.
(Note 4) Treatment of fractional shares
With respect to TEW shareholders who will receive fractional shares of Murata common stock through the Share Exchange, in accordance with Article 234 of the Companies Act and other relevant laws and regulations, Murata will sell its shares in a number equal to the total number of such fractional shares, and will distribute the proceeds of such sale to such TEW shareholders.

(4)	Treatment of stock acquisition rights and bonds with stock acquisition rights

TEW has not issued stock acquisition rights or bonds with stock acquisition rights.

3.	Basis of Share Exchange Ratio Calculation

(1)	Basis of calculation

In order to ensure the fairness of the share exchange ratio in the Share Exchange, both companies separately retained an independent third-party advisor to calculate the share exchange ratio. Murata retained Nomura Securities Co., Ltd. (“Nomura Securities”) and TEW retained The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“Mitsubishi UFJ”) as their respective advisors for calculating the share exchange ratio.

With respect to Murata, as there is a market price for Murata’s shares, which is listed on the TSE and Osaka Stock Exchange, Nomura Securities used an Average Market Price Analysis (using February 8, 2013 as the record date for calculation, the average of (i) the closing price on the record date, (ii) the average closing price for the one-week period preceding the record date, (iii) the average closing price for the one-month period preceding the record date, (iv) the average closing price for the three-month period preceding the record date and (v) the average closing price for the six-month period preceding the record date was taken). In addition, because there are multiple listed companies similar to Murata that Murata can be compared with, a Comparable Companies Analysis was used. Furthermore, the discounted cash flow method (“DCF Analysis”) was used to reflect the valuation of future business activities.
With respect to TEW, as there is a market price for TEW’s shares, which is listed on the TSE, Nomura Securities used an Average Market Price Analysis (using February 8, 2013 as the record date for calculation, the average of (i) the closing price on the record date, (ii) the average closing price for the one-week period preceding the record date, (iii) the average closing price for the one-month period preceding the record date, (iv) the average closing price for the three-month period preceding the record date and (v) the average closing price for the six-month period preceding the record date was taken). In addition, because there are multiple listed companies similar to TEW that TEW can be compared with, a Comparable Companies Analysis was used. Furthermore, a DCF Analysis was used to reflect the valuation of future business activities. The results under each method of calculation, valuing each single share of Murata at 1, are as follows:

Calculation Method	Resulting Share Exchange Ratio
Average Market Price Analysis	0.08 ~ 0.09
Comparable Companies Analysis	0.08 ~ 0.16
DCF Analysis	0.08 ~ 0.12

Nomura Securities based its calculations on information received from both companies as well as publicly available information. Nomura Securities assumed all such materials and information to be accurate and complete and did not independently verify the accuracy and completeness thereof. Furthermore, Nomura Securities did not perform an independent evaluation, appraisal or assessment with respect to the assets and liabilities (including contingent liabilities) of Murata, TEW and their respective affiliated companies, including analysis and evaluation of individual assets and liabilities, and did not retain an independent third-party to perform any such appraisal or assessment. Nomura Securities’ calculation of the share exchange ratio reflects the information and economic conditions as of February 8, 2013, and assumes that Murata’s and TEW’s financial projections were reasonably prepared and presented based on the best projections and judgment available to Murata and TEW.

With respect to Murata, as there is a market price for Murata’s shares, which is listed on the TSE and Osaka Stock Exchange, Mitsubishi UFJ used an Average Market Price Analysis (using February 8, 2013 as the record date for calculation, the average of (i) the closing price on the record date, (ii) the average closing price for the one-week period preceding the record date, (iii) the average closing price for the one-month period preceding the record date and (iv) the average closing price for the three-month period preceding the record date was taken).

With respect to TEW, as there is a market price for TEW’s shares, which is listed on the TSE, Mitsubishi UFJ used an Average Market Price Analysis (using February 8, 2013 as the record date for calculation, the average of (i) the closing price on the record date, (ii) the average closing price for the one-week period preceding the record date, (iii) the average closing price for the one-month period preceding the record date and (iv) the average closing price for the three-month period preceding the record date was taken). In addition, a DCF Analysis was used to reflect the valuation of future business activities. Under the DCF Analysis, the value per share of TEW’s common stock was calculated by discounting its future cash flow based on the profit projections prepared by TEW.
The results under each method of calculation, valuing each share of Murata at 1, are as follows:

Calculation Method		Resulting Share Exchange Ratio
Murata	TEW
Average Market Price Analysis	Average Market Price Analysis	0.080 ~ 0.086
Average Market Price Analysis	DCF Analysis	0.066 ~ 0.125

Mitsubishi UFJ, in general, based its calculations on information received from both companies as well as publicly available information, as is. Mitsubishi UFJ assumed all such materials and information to be accurate and complete and did not independently verify the accuracy and completeness thereof. Furthermore, Mitsubishi UFJ did not perform an independent evaluation, appraisal or assessment with respect to the assets and liabilities (including off-balance sheet assets and liabilities and other contingent liabilities) of Murata, TEW and their respective affiliated companies, including analysis and evaluation of individual assets and liabilities, and did not retain an independent third-party to perform any such appraisal or assessment. Mitsubishi UFJ further assumed that TEW’s profit projections were reasonably prepared and presented based on the best projections and judgment available to TEW’s management. Mitsubishi UFJ’s calculations reflect the above information as of February 8, 2013.

The profit projections that Murata submitted to Nomura Securities, which were used as the basis for Nomura Securities’ DCF Analysis calculations, contain fiscal years where a large increase in profits is projected. This is primarily due to the incorporation of increased shipments of smartphones and tablet computers and improvements in profitability associated with the increases in the number of Murata components used per device.

The profit projections that TEW submitted to Nomura Securities and Mitsubishi UFJ, which were used as the basis for DCF Analysis calculations, contain fiscal years where a large increase or decrease in profits is projected. This is because TEW’s operating results are projected to decline for some time as a result of the challenging business environment which is expected to continue beyond the next fiscal year. However, it is expected that operating results will improve thereafter as a result of increased revenues driven by sales growth and cost reduction efforts.

(2)	Calculation process

Murata and TEW diligently negotiated and discussed the share exchange ratio using the calculations and advice provided by their respective independent advisors, taking into consideration factors including their respective financials, operating results trends and share price trends. Consequently, the boards of directors of Murata and TEW each resolved to approve the share exchange ratio set forth above in Section 2.(3) on February 13, 2013, after having determined that the share exchange ratio is reasonable and in the interests of their respective shareholders, and entered into the Share Exchange Agreement on the same day.
The merger ratio is subject to change pursuant to discussions between Murata and TEW in the event of material changes in the conditions underlying the calculation of such merger ratio.

(3)	Relationship with advisors

Nomura Securities and Mitsubishi UFJ are each third-party advisors independent of Murata and TEW, do not qualify as parties related to Murata and TEW and do not have a material interest in the Share Exchange.

(4)	Delisting

As of August 1, 2013, the effective date of the Share Exchange, Murata will become the parent company of TEW. In accordance with TSE’s delisting standards, the common shares of TEW, which will become a wholly-owned subsidiary of Murata following the Share Exchange, are scheduled to be delisted as of July 29, 2013 (the last trading day is expected to be July 26, 2013). Following such delisting, TEW shares will no longer be traded on the TSE. However, as noted in Section 2.(3), Murata common stock will be delivered to TEW common shareholders pursuant to the Share Exchange Agreement.
The purpose of the Share Exchange is noted above in Section 1 and as a result, TEW’s common stock is scheduled to be delisted. Following the delisting, the Murata common stock that will be delivered to TEW shareholders as consideration in the Share Exchange will continue to be listed on the TSE and the Osaka Stock Exchange. Because TEW shareholders who hold at least 1,000 shares of TEW common stock will receive at least 100 shares (one unit) of Murata common stock, even though a portion of the Murata common stock received in the Share Exchange may be less than one unit, we believe the liquidity of the stock will be maintained.
However, shareholders holding less than 1,000 shares of TEW common stock will receive Murata common shares constituting less than one unit. Shares of less than one unit cannot be traded on the above stock exchanges, but it will be possible to request Murata to repurchase such shares.
Although Murata has yet to adopt a program allowing for the purchase of additional Murata shares, because it is expected that approximately 70% of TEW shareholders (based on TEW’s shareholder register as of December 31, 2012; actual percentage as of this announcement may differ) will only receive Murata shares of less than one unit as a result of the Share Exchange, Murata plans to establish such a program, conditional upon the approval of a proposed amendment to Murata’s Articles of Incorporation at its annual general meeting of shareholders scheduled to be held in late June 2013. For further details regarding the treatment of shares less than one unit, please see Note 3 in Section 2.(3) above.
For details regarding the treatment of fractional shares, please see Note 4 in Section 2.(3) above.
Holders of TEW common stock will be able to trade such stock on the TSE until the final trading date of July 26, 2013 (expected), and will be able to exercise their legal rights in respect of such common stock in accordance with the Companies Act and other relevant laws and regulations.

(5)	Measures to ensure fairness

Murata holds 31.86% of TEW’s issued and outstanding shares and TEW is an equity method affiliate of Murata. In order to ensure the fairness of the share exchange ratio in the Share Exchange, each company retained an independent third-party advisor to calculate the share exchange ratio as noted above at Section 3.(1) and negotiated and discussed such ratio diligently, taking into account the results of the calculations of its advisors. Today, the respective meetings of the boards of directors of Murata and TEW passed resolutions approving the Share Exchange to be carried out according to the share exchange ratio discussed above.
Neither Murata nor TEW have obtained fairness opinions regarding the fairness of the share exchange ratio from their respective independent third-party advisors.
Additionally, Murata retained Nagashima Ohno & Tsunematsu and TEW retained TMI Associates as their respective legal advisors in connection with the Share Exchange. Murata and TEW received legal advice from each of their legal advisors on matters including the procedures in respect of the Share Exchange as well as the decision-making methods and processes in respect of the respective boards of directors.

(6)	Measures to avoid conflicts of interest

In order to avoid any conflict of interest, Hideo Sakamoto, one of TEW’s directors who concurrently serves as an advisor to Murata, abstained from taking part in the deliberations and voting at today’s meeting of the board of directors of TEW. Mr. Sakamoto did not participate in discussions and negotiations with Murata in connection with the Share Exchange.

All of TEW’s directors except for Hideo Sakamoto attended the above meeting of the board of directors, and unanimously resolved to enter into the Share Exchange Agreement. In addition, all of TEW’s auditors attended the above meeting of the board of directors, and all such auditors opined that they had no objections with respect to the Share Exchange Agreement.

4.	Overview of Parties to the Share Exchange (as of December 31, 2012)

		100% Parent Company	Wholly-owned Subsidiary
(1)	Name	Murata Manufacturing Co., Ltd.	Tokyo Denpa Co., Ltd.
(2)	Location	1-10-1 Higashikotari Nagaokakyo-shi, Kyoto	1-12-18, Omori-Nishi Ota-ku, Tokyo
(3)	Title and name of representative	Tsuneo Murata, President and Representative Director	Kazunori Hashiguchi, President and Representative Director
(4)	Business	Research, production and sale of electronic devices made from fine ceramics
Manufacture and sale of crystal oscillators, products applying crystals, synthetic crystals, crystal fragments, zinc oxide single crystal, electronic measurement devices and crystal manufacturing devices

(5)	Capital	69,376 million yen	3,703 million yen
(6)	Date established	December 23, 1950	May 7, 1949
(7)	Number of shares issued and outstanding	225,263,592	9,417,200
(8)	Fiscal year end	March 31	March 31
(9)	Number of employees	37,637 (consolidated) (as of September 30, 2012)	644 (consolidated) (as of March 31, 2012)
(10)	Main customers	Domestic and overseas manufacturers of computers, telecommunications devices, AV equipment, automotive electronics, etc.	NEC Corporation Sharp Corporation
(11)	Main banks	Sumitomo Mitsui Banking Corporation Mizuho Corporate Bank, Ltd. Bank of Kyoto, Ltd. Shiga Bank, Ltd.	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Shinsei Bank, Limited Mizuho Bank, Ltd.

(12)	Large shareholders and	Japan Trustee Services Bank, Ltd. (Trust account)	5.25%	Murata Manufacturing Co., Ltd.	31.86%
	shareholding ratios (as of
	September 30, 2012)	JPMorgan Chase Bank 380055 (Standing proxy:	5.04%	Yukiko Yoshihama	6.33%
		Mizuho Corporate Bank, Ltd.)

		Nippon Life Insurance Company	4.08%	Japan Trustee Services Bank, Ltd.	4.43%
		The Master Trust Bank of Japan, Ltd. (Trust account)	3.77%	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	3.85%
		State Street Bank and Trust Company (Standing proxy: The Hong Kong and Shanghai Banking Corporation Limited, Tokyo Branch)	2.50%	The Master Trust Bank of Japan, Ltd.	0.63%
		Bank of Kyoto, Ltd.	2.34%	CGML-IPB CUSTOMER COLLATERAL ACCOUNT	0.62%
		Meiji Yasuda Life Insurance Company	2.33%	Tokyo Denpa Employee Stock Ownership Plan	0.62%
		SSBT OD05 OMNIBUS ACCOUNT – TREATY CLIENTS (Standing proxy: The Hong Kong and Shanghai Banking Corporation Limited, Tokyo Branch)	1.95%	Japan Securities Finance Co., Ltd.	0.59%
		Shiga Bank, Ltd.	1.58%	Trust & Custody Services Bank, Ltd.	0.53%
		Mizuho Corporate Bank, Ltd.	1.33%	Kobayashi	0.53%
(13)	Relationship between Murata and TEW
	Capital	Murata holds 3,000,000 shares or 31.86% of TEW’s total issued and outstanding shares (9,417,200).
	Personnel	One of Murata’s advisors serves as Senior Managing Director of TEW. Three Murata employees are on secondment to TEW.
	Transactions	Murata purchases crystal products from TEW.
	Related party	TEW is an equity method affiliate of Murata. Murata and TEW are each related parties of one another.
(14)	Results of operations and financial data for the last three years
	Murata (consolidated)			TEW (consolidated)
Fiscal year	March 2010	March 2011	March 2012	March 2010	March 2011	March 2012
Net assets	800,857	821,144	808,542	9,298	9,315	6,408
Total assets	928,790	988,508	1,000,885	14,759	15,383	12,183
Net assets per share (yen)	3,731.34	3,825.80	3,830.55	989.97	991.78	682.29
Revenues	530,819	617,954	584,662	9,482	10,157	9,071
Operating income	26,730	77,485	44,973	-195	17	-1,216
Recurring income	34,658 (Note 1)	82,062 (Note 1)	50,931 (Note 1)	-159	-204	-1,167
Net income	24,757	53,492	30,807	-269	72	-2,851
Net income per share (yen)	115.35	249.23	144.35	-30.12	7.67	-303.58
Dividends per share (yen)	70	100	100	5	5	-

(Note 1)	Murata prepares its consolidated financial statements in accordance with U.S. generally accepted accounting principles. These figures represent “Net Income Before Tax”.
(Note 2)	Units: millions of yen, unless otherwise noted.

5.	Status After the Share Exchange

100% Parent Company
(1)	Name	Murata Manufacturing Co., Ltd.
(2)	Location	1-10-1 Higashikotari, Nagaokakyo-shi, Kyoto
(3)	Title and name of representative	Tsuneo Murata, President and Representative Director
(4)	Business	Research, production and sale of electronic devices made from fine ceramics
(5)	Capital	69,376 million yen
(6)	Fiscal year end	March 31
(7)	Net assets	Yet to be determined
(8)	Total assets	Yet to be determined

6.	Overview of Accounting

Murata prepares its consolidated financial statements in accordance with U.S. generally accepted accounting principles. The Share Exchange qualifies as an acquisition, and is expected to give rise to goodwill. The amount thereof has yet to be determined, although its impact on consolidated operating results is expected to be limited.

7.	Forecast

As a result of the Share Exchange, TEW, Murata’s equity method affiliate, will become a wholly-owned subsidiary of Murata. The impact of the Share Exchange on Murata’s consolidated operating results has yet to be determined. Timely disclosures will be made in the future, to the extent necessary, in the event of revised forecasts of operating results or with respect to matters that otherwise require disclosure.

(Reference) Consolidated operating results for the current (forecast) and last fiscal year

Murata (The forecast for the current period was announced on January 31, 2013)				(Units: millions of yen)
	Consolidated Revenues	Consolidated Operating Income	Consolidated Net Income Before Tax	Consolidated Net Income
Forecast of operating results for the current fiscal year (ending March 31, 2013)	665,000	50,000	50,000	33,000
Operating results of the last fiscal year (ended March 31, 2012)	584,662	44,973	50,931	30,807

TEW (The forecast for the current period was announced on November 12, 2012)				(Units: millions of yen)
	Consolidated Revenues	Consolidated Operating Income	Consolidated Recurring Income	Consolidated Net Income
Forecast of operating results for the current fiscal year (ending March 31, 2013)	9,500	200	180	160
Operating results of the last fiscal year (ended March 31, 2012)	9,071	-1,216	-1,167	-2,851

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements that reflect Murata and TEW’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Murata and TEW’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors including but not limited to: failure of the parties to agree on some or all of the terms of the transactions; failure to obtain a necessary shareholders’ approval; inability to obtain some or all necessary regulatory approvals or to fulfill any other condition to the closing of the transaction; changes in laws or accounting standards, or other changes in the business environment relevant to the parties; challenges in executing our business strategies; the effects of financial instability or other changes in general economic or industry conditions; and other risks to consummation of the transaction.